[Alpine Letterhead]

February 28, 2013

State Street Bank and Trust Company
100 Huntington Avenue
Boston, MA  02116
Attention:  Michael A. Foutes

Re:  Alpine Equity Trust (the “Fund”)

Ladies and Gentlemen:

Please be advised that the undersigned Fund has established a new series of shares to be known as Alpine Global Consumer Growth Fund (the “Portfolio”), effective as of December 29, 2010 (the “Effective Date”).

In accordance with Section 1, the Appointment of Administrator provision, of the Administration Agreement (the “Administration Agreement”) dated as of November 18, 2010 by and among each registered management investment company party thereto and State Street Bank and Trust Company (“State Street”), the undersigned Fund hereby requests that State Street act as Administrator for the Portfolio under the terms of the Administration Agreement, and that State Street confirm that it has been acting as Administrator for the Portfolio since the Effective Date and that it will continue to act as Administrator for the Portfolio under the terms of the Administration Agreement.  In connection with such request, the undersigned Fund hereby confirms to you, as of the date hereof, its representations and warranties set forth in Section 4 of the Administration Agreement.

Kindly indicate your acceptance of the foregoing, and your confirmation of, as of the date hereof, State Street’s representations and warranties set forth in Section 3 of the Administration Agreement by executing two (2) copies of this letter agreement, returning one to the Fund and retaining one for your records.

Sincerely,

ALPINE EQUITY TRUST
on behalf of:
Alpine Global Consumer Growth Fund

By:	/s/ Ronald G. Palmer, Jr
Name:	Ronald G. Palmer, Jr.
Title:	Chief Financial Officer, Duly Authorized

Agreed and Accepted:

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Michael F. Rogers
Name:	Michael F. Rogers
Title:	Executive Vice President
Date:	February 28, 2013